**CONSENT OF PINCOCK, ALLEN & HOLT**

We hereby consent to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Gammon Lake Resources Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. The technical report dated November 25, 2002, entitled "Guadalupe y Calvo Gold-Silver Project, Chihuahua, Mexico" (the "Guadalupe y Calvo Report");

2. The annual information form of the Company dated March 29, 2007, which includes reference to our name in connection with information relating to the Guadalupe y Calvo Report, and the properties described therein.

March 29, 2007

Pincock, Allen & Holt

By: [signature]
Clancy Wendt
Title: Consulting Geologist